Mail Stop 04-05


                  August 8, 2005




Mike Ulrich
Vice President and Trust Officer
JP Morgan Chase
700 LaVaca, 2nd Floor
Austin, TX 78701

      Re:	LL&E Royalty Trust
		Form 10-K for the Fiscal Year Ended December 31, 2004
		Filed on March 31, 2005
      Form 10-K/A for the Fiscal Year Ended December 31, 2004
      Filed on May 2, 2005
		Form 10-Q for the Quarterly Period Ended March 31, 2005
      Filed on May 10, 2005
      File number 1-08518

Dear Mr. Ulrich:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Accounting Comments

Form 10-K for the Year Ended December 31, 2004

Notes to Financial Statements, page 47

Changes in Imputed Proved Reserves and Present Value of Estimated
Future Net Revenues, page 52

1. We note you have presented revisions of previous estimates and extensions, discoveries and other additions on a combined basis. Under paragraph 11 of SFAS No. 69 Disclosures about Oil and Gas
Producing
Activities, changes resulting from revisions of previous estimates should be shown separately from extensions, discoveries, and other additions with appropriate explanations of significant changes. Please refer to Illustration 4 included in Appendix A to SFAS No. 69 for an example.

Form 10-K/A filed on May 2, 2005

Control and Procedures, page 1

2. We note the limitations included in your evaluation of disclosure controls and procedures. It is not appropriate to conclude that your disclosure controls and procedures are effective while noting certain limitations. Please remove the limiting statements. It may be appropriate to indicate that you place reliance upon the certifications of disclosure controls and procedures from your working interest partners. If this is the case, you must also indicate the accommodations you have made for not having control over the information provided to you from the working interest owners.


Engineering Comments

Form 10-K for the Year Ended December 31, 2004

The Royalties, page 6

Analysis of the Working Interest Owner`s Calculation of the
Royalties,
page 8

3. Footnote 2 under the table for Year Ended December 31, 2004 states that the Jay Field and South Pass 89 properties have excess production costs arising in 2003. However, no disclosure was found as to the nature of these costs. Please explain this to us and if material amend your document to include further disclosure about the nature of these costs.

Estimates of Petroleum Engineers, page 16

Certain Factors Affecting Estimates, page 17

4. You state that the potential for significant revisions, either upward or downward, in estimates of proved reserves is high. This appears to be in direct contrast with the definition of proved reserves as found in Rule 4-10(a) of Regulation S-X. This rule states that engineering and geological data must demonstrate that there is reasonable certainty that proved reserves will be recovered under existing conditions. If the reported proved reserves do not meet this level of certainty, for any reason, please amend your document to revise the reserves as necessary so you are reasonably certain of their recovery. Also amend this section to not imply that the recovery of proved reserves under existing conditions is less than reasonably certain. Include the definition of proved reserves as found in Rule 4-10(a) of Regulation S-X to disclose to investors the standards under which your proved reserves have been determined.

Miller & Lent Letter, page 19

5. Under Rule 4-10(a) of Regulation S-X reserves are determined keeping current oil and gas prices constant in the future except to the extent contractual obligations may apply. And since producing reserves are a depleting asset, please explain to us the reasons for the significant increases in estimated net revenues from 2005 through
2008 for proved developed reserves as shown in the Miller & Lent letter of March 2, 2005.


Financial Statements and Supplementary Data, page 46

Notes to Financial Statements, page 47

Changes in Imputed Proved Reserves and Present Value of Estimated
Future Net Revenues, page 52

6. We note the large negative reserve revisions in both oil and gas in
2002.  However, we could find no disclosure explaining the reasons for
these revisions.  Please explain this to us and amend your
document to
include disclosure as required by paragraph 11 of FASB 69.   We do
not
believe the explanation in the footnote is sufficient as it appears to be primarily for 2004. The remainder of the footnote is boiler-plate language that could apply to any possible change and does not specifically explain the large revision in 2002.

		As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Yong Choi at (202) 551-3758, Kim Calder at
(202)
551-3701 or April Sifford, Branch Chief at (202) 551-3684, if you
have
questions regarding comments on the financial statements and related
matters. You may contact James Murphy, Petroleum Engineer at (202)
551-3703 with questions about engineering comments.   Please
contact
me at (202) 551-3740 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director
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Mike Ulrich
LL&E Royalty Trust
August 8, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE